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6.       ACQUISITION OF OPPENHEIMER STRATEGIC SHORT-TERM INCOME FUND

         On September 22, 1995, the Fund acquired all of the net assets of Oppenheimer Strategic Short-Term Income Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Strategic Short-Term Income Fund shareholders on February 28, 1995. The Fund issued 1,615,189 and 810,988 shares of beneficial interest for Class A and Class B, respectively, valued at $16,862,577 and $8,466,715 in exchange for the net assets, resulting in combined Class A net assets of $342,039,434 and Class B net assets of $118,635,825 on September 22, 1995. The exchange qualified as a tax-free reorganization for federal income tax purposes.